February 22, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief, Office of Consumer Products
Mail Stop 3561

Re:	Pattern Energy Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 7, 2016
File No. 001-36087
Dear Ms. Thompson:
Pattern Energy Group Inc. (“Pattern Energy,” the “Company,” “we,” “our,” or “us”) is in receipt of a follow-up comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to us dated February 16, 2017. With respect to the Staff’s comments, please find our responses below. For ease of reference, the Staff’s comments have been reprinted below immediately prior to our response.
Form 10-K for the Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Revenue Recognition, page F-17
Before we address the three specific comments (which are reproduced below), we would like to give a brief overview of the Independent Electricity System Operator (IESO) to help explain our views on the PSA contracts and why we do not believe the PSAs are leases under current GAAP.
The IESO is a not for profit, non-taxable government-sponsored corporation established in 1998 to oversee the wholesale transmission system and energy commerce in the province. As an independent system operator, its purposes, among others, are to promote the reliability of the transmission system, facilitate efficient wholesale markets and ensure adequate electric resources, including renewable power. It neither generates, transmits nor distributes energy , but instead acts as a conduit among generators, transmission and distribution companies (known as market participants) to fulfill its mandate to ensure the electric system operates as intended by the Ontario Government.

Securities and Exchange Commission
Pattern Energy Group Inc.
February 22, 2017

The IESO functions include administering a market for the purchase and sale of power, capacity and other products essential to ensuring an efficient electricity market in Ontario. It has no economic exposure to any of the transactions it administers in the market for the purchase and sale of power as all of its costs are passed onto market participants. In 2015 it settled approximately $14 billion of electricity charges among the market participants, including the transactions from South Kent, Grand and K2. None of the transactions settled by the IESO are reflected on its financial statements which state: “These financial statements do not include the financial transactions of market participants within the IESO-administered markets”. The IESO solely acts as an agent for the market participants and does not benefit from, or assume economic risks associated with, such transactions.
The description of the transactions between South Kent and Grand and the IESO included in Part IV, Item 15. Financial Statement Schedules II and III in our 2015 Form 10-K do not reflect the economic substance of how the IESO operates with the market participants in Ontario. We will revise future filings to explain these transactions and arrangements with greater clarity. Although the IESO “purchases” power from South Kent, Grand and K2 under question, it is doing so on behalf of all of the market participants that ultimately pay for the renewable power through monthly IESO settlements. In 2005, the Ontario government established the Global Adjustment (GA) which is designed to adjust consumer rates depending on the price of energy. The IESO establishes a monthly variable GA rate based on GA costs and Ontario electricity demand which effectively establishes a pass through mechanism to the consumer and eliminates the IESO's economic exposure to our contract price. The IESO executed the agreements to help the market meet the renewable energy mandates of the Ontario Government and the cost of those mandates are borne by power consumers, not the IESO. There are about 70 electric distribution companies in Ontario, all of which have government mandates to purchase renewable energy. Many of these distribution companies are small and could not execute agreements with wind, solar and other renewable generation companies by themselves, so the agreements between the IESO and companies like South Kent, Grand and K2 help facilitate the development of renewable energy and the distribution companies meet their renewable mandates. The IESO is acting as an agent on behalf of the market participants in this capacity.
1. We have reviewed your response to prior comment two regarding your South Kent, Grand, and K2 PSAs. Your response indicates that you view IESO as an intermediary settlement agent under the PSAs rather than as the sole purchaser of output and, therefore, view the output as being sold to multiple market participants. Accordingly, you do not believe these agreements qualify as leases. Please address the following:
•    We note that your PSA with IESO provides for guaranteed pricing backed by IESO to the extent market prices fall below the guaranteed pricing in the PSA. If market prices rise above the guaranteed pricing, tell us whether you or IESO retains the excess.
Response:
The Company respectfully advises the Staff that the contract price is capped, such that if the market price were to rise above the contract price, South Kent, Grand and K2 would pay the IESO the difference. The IESO does not benefit in this situation as the economic benefit is passed on by lower electricity rates through the distribution companies in Ontario. The IESO does not have any economic exposure to differences between market prices and PSA pricing as any benefits and costs are passed on to local distribution utilities through adjustments made to the GA rate.

Securities and Exchange Commission
Pattern Energy Group Inc.
February 22, 2017

Also tell us if you receive payment for sold output from IESO, end-customers, or both.
Response:
As the settlement agent for the market participants (distribution utilities and generators) in the Province of Ontario, the IESO charges distributors for the cost of electricity consumed by their customers and remits payment to generators. Consequently, all cash payments received by South Kent, Grand and K2 for electricity generated is received from the IESO. The IESO is an agent on behalf of the market participants.
•    Please provide us with additional information as to why you believe the PSA governing the sale of 100% of your output to IESO with guaranteed pricing does not result in a conclusion that IESO is the sole purchaser. Irrespective of the fact that IESO does not take delivery of the output, it appears that IESO may be economically exposed to 100% of the output and, in substance, purchases 100% of the output and resells it into the market.
Response:
We do not believe that the IESO is economically exposed to 100% of the output nor, in substance purchases 100% of the output and resells it into the market. As indicated above, the IESO is an agent among the market participants in Ontario and is neither exposed to, nor benefits from, any transactions with South Kent, Grand and K2 under the PSA. The IESO website states:
“The IESO oversees the wholesale electricity market, where the price of energy is determined. It also administers the rules that govern the market and, through an arm's-length market monitoring function, ensures that it is operated fairly and efficiently. The IESO settles $14 billion in electricity charges annually.”
As noted in our previous response, the IESO is a settlement agent and is not the ultimate principal to South Kent, Grand or K2 transactions with the wholesale power market. In the unlikely event that the IESO or a market participant were to default on its obligation to pay for the power generated by South Kent, Grand and K2, South Kent, Grand and K2 would have the right to seek remedies against the IESO and ultimately the market participants would need to fulfill the obligation to ensure that the IESO has sufficient funds to settle transactions with them.

Form 10-Q for the Quarterly Period Ended September 30, 2016
6. Unconsolidated Investments, page 17
2. We reviewed your response to the first bullet point in comment three and note that you have provided additional support to South Kent and Grand in the past. For each instance of additional support, please provide us with the amount and date provided and the purpose for the distribution. Tell us whether your joint venture partner(s) also provided additional support and, if so, provide us with the timing and amounts of their payments.
Response:
The Company respectfully advises the Staff that we had one prior occasion, which we provided additional support for the Grand project. The Company has not provided additional support for the South Kent project.

Securities and Exchange Commission
Pattern Energy Group Inc.
February 22, 2017

On November 27, 2014, near the end of the construction of Grand, each of the Company and its principal partner in the Grand project, Samsung Renewable Energy Inc. (“Samsung”), entered into escrow agreements pursuant to which each deposited certain cash amounts with an escrow agent. The escrow was established for the benefit of Grand pending resolution of a dispute over certain construction cost claims by the project construction provider with respect to the construction of the project and a related transmission line. The aggregate amount of the contractors’ claims was approximately C$56.3 million and Grand asserted claims against the contractor in the amount of approximately C$53.1 million. The Company believed, at the time, that Grand’s remaining budgeted project contingencies from the project financing arrangements could potentially cover the settlement of these claims. Nonetheless, each of the Company and Samsung deposited approximately C$8.6 million into an escrow account from which the escrow agent could make contractor payments in the event that a settlement of the claims exceeded the amounts available to Grand under the construction financing arrangements. Grand and the contractor settled the claims in 2015; as we anticipated, the settlement amount was covered by the contingency allowances in the project financing arrangements, and in July 2015 the escrow agent returned the full amount of the escrowed funds to each of the Company and Samsung,with interest thereon.
3. We have reviewed your response to the second bullet point in comment three. In future filings, either here or in the description of credit agreements within MD&A, please disclose the information you provided in your response to us, including how distributions payable to you are determined and defined and that you expect to receive distributions throughout the term of the PSAs.
Response:
We acknowledge your request and in future filings we will include disclosure similar to our response within MD&A as follows:
In general, distributions result from excess cash flows from the project entities, which represent revenues received from the sale of electricity, as reduced by operating expenses, interest and principal payments on project level debt provided that specified distribution requirements are met under the project loan agreement. Project financing arrangements typically limit the timing of such distributions from the project entity to the same frequency as the scheduled principal and interest payments made by such project entity, which is usually on a quarterly basis although some financing arrangements instead call for monthly or semiannual payments. Distributions from joint ventures are affected by the underlying performance of the windfarm for each project entity, significant underperformance of the windfarm could result in distributions not being made for some period of time. Overall, however, we expect that we will receive distributions throughout the term of the PSA.
4. We note the table at the top of page 18 which summarizes the components of equity method suspension during the period “which are included in earnings (loss) in unconsolidated investments” on your statement of operations. It appears that the line item “Suspended equity losses” is not recorded in your statement of operations but, instead, represents the cumulative amount of unrecorded losses due to the suspension of equity method accounting for Grand and South Kent. If true, please clarify your disclosures, as your current presentation suggests that these suspended amounts are recorded in the statement of operations. Please also confirm that you will continue to present this information in future filings, when applicable.
Response:
We confirm that the line item "Suspended equity losses" is not recorded in our statements of operations and represents the cumulative amount of unrecorded losses due to the suspension of equity method accounting

Securities and Exchange Commission
Pattern Energy Group Inc.
February 22, 2017

for Grand and South Kent. In future filings, when applicable, our disclosure presentation will be revised to more clearly indicate the components of equity method suspension as follows:
Unconsolidated Investments
For the three and nine months ended September 30, 2016, we recorded gains on distributions from our unconsolidated investments of $5.8 million and $15.0 million, respectively, for South Kent and Grand in earnings (loss) in unconsolidated investments, net within our consolidated statements of operations. As we have no explicit or implicit commitment to fund losses at the unconsolidated investments, we have recorded gains resulting from distributions received in excess of the carrying amount of our unconsolidated investments.
During the suspension period, the Company maintains a memo ledger that records the components of the suspended activity. During the three months ended September 30, 2016, the Company's memo ledger balance related to the unconsolidated investments at South Kent and Grand totaled $7.9 million. The memo ledger balance was made up of distributions received in excess of the carrying amount of the Company's investment of $5.8 million, equity losses of $2.6 million and other comprehensive income of $0.5 million. During the nine months ended September 30, 2016, the Company's memo ledger balance related to the unconsolidated investments at South Kent and Grand totaled $18.9 million. The memo ledger balance was made up of distributions received in excess of the carrying amount of the Company's investment of $15.0 million, equity losses of $4.6 million and other comprehensive income of $0.7 million.
5. Please tell us if your South Kent and Grand equity method losses were still suspended as of the end of fiscal 2016. If you have resumed application of the equity method, tell us how your accounting treatment impacted your fiscal 2016 balance sheet and statement of operations.
Response:
As of the end of fiscal 2016, equity method losses for our unconsolidated investments in South Kent and Grand were no longer suspended. During the fourth quarter of 2016, South Kent's and Grand's cumulative equity earnings and other comprehensive income exceeded suspension period cumulative distributions received, cumulative equity losses and, where applicable, cumulative other comprehensive income .
In doing so, clarify whether or not you currently report an unconsolidated investment balance for each investee and how you reflected activity related to these investees, including distributions and your share of equity losses, within your fiscal 2016 statements of operations.

Securities and Exchange Commission
Pattern Energy Group Inc.
February 22, 2017

Response:
As of December 31, 2016, our unconsolidated investments in South Kent and Grand reflect positive investment balances as shown in the table below. The following table summarizes the investment balances, activity in our memo ledger accounts (suspension activity) and activity reflected in our statement of operations for South Kent and Grand (in thousands):

	Investment Balances
	South Kent	Grand	Total - South Kent and Grand	Memo Ledger	Statements of Operations Impact
Balance at December 31, 2015:	$6,185	$5,735	$11,920	$—

Distributions	(20,096)	(4,952)	(25,048)
Gain on distribution	13,834	1,183	15,017	15,017	$15,017
Equity (losses)	(1,131)	(4,767)	(5,898)		(5,898)
Suspended equity losses	1,131	3,425	4,556	4,556	4,556
OCI gain (loss)	—	(208)	(208)
Suspended OCI (gain) loss	—	(659)	(659)	(659)
Foreign currency translation adjustment	77	243	320
Balance at September 30, 2016:	—	—	—	18,914
Distributions	(3,257)	(1,645)	(4,902)
Gain on distribution	3,257	1,645	4,902	4,902	4,902
Equity earnings	19,327	6,382	25,709		25,709
Cumulative gains on distributions previously recognized and cumulative suspended equity losses	(18,222)	(5,594)	(23,816)	(23,816)	(23,816)
OCI gain (loss)	—	2,596	2,596
Foreign currency translation adjustment	433	74	507
Balance at December 31, 2016:	$1,538	$3,458	$4,996	$—

Net statement of operations impact as of December 31, 2016					$20,470

*****
In connection with this response, we acknowledge that:
•Pattern Energy is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•Staff comments or changes to Pattern Energy’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and
•Pattern Energy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Pattern Energy Group Inc.
February 22, 2017

Please call Mike Lyon, Chief Financial Officer, at (415) 283-4063 if you or other members of the Staff have questions regarding Pattern Energy's response.

Very truly yours,

PATTERN ENERGY GROUP INC.

By:	/s/ Michael J. Lyon
Name:	Michael J. Lyon
Title:	Chief Financial Officer

cc:	Yong Kim, Securities and Exchange Commission
Andrew Blume, Securities and Exchange Commission
Michael M. Garland, President and Chief Executive Officer